Brian T. London

Associate

+1.215.963.5886

brian.london@morganlewis.com

December 30, 2020

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors' Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Ms. White:

On behalf of our client, The Advisors' Inner Circle Fund III (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone, regarding the Trust's post-effective amendment no. 259, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 263, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the "Amendment") with respect to the Rayliant Quantamental China Equity ETF (the "Fund"). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Rayliant Asset Management (the "Adviser") for the specific purpose of responding to the Staff's comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

General Comment

1.	Comment. Please confirm that the Fund's ticker symbol will be updated on EDGAR and the prospectus and SAI cover pages.

Response. The Trust confirms that the Fund's ticker symbol will be updated on EDGAR and on the prospectus and SAI cover pages.

Comments on the Prospectus

2.	Comment. With respect to the fee table, please briefly explain how the Trust estimated that "Other Expenses" for the current fiscal year will be 0.00% and determined that such estimate was reasonable.

Morgan, Lewis & Bockius llp

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Alison White, Esq.

December 30, 2020

Response. The fee table has been revised to reflect that (i) "Other Expenses" for the Fund's current fiscal year are estimated to be 0.68%; and (ii) the Adviser and the Trust, on behalf of the Fund, have entered into a contractual expense limitation agreement pursuant to which the Adviser has contractually agreed to waive fees and/or to reimburse expenses to the extent necessary to keep Total Annual Fund Operating Expenses (excluding excluded expenses) from exceeding 0.80% of the average daily net assets of the Fund until January 31, 2022.

3.	Comment. In the "Principal Investment Strategies" section, please identify any derivatives other than futures in which the Fund may invest as part of its principal investment strategies, or confirm supplementally that the Fund is not expected to invest in any derivatives other than futures as part of its principal investment strategies.

Response. The referenced section has been revised to state that the Fund may also invest in swaps as part of its principal investment strategies.

4.	Comment. Please explain supplementally how derivatives will be valued for purposes of the Fund's 80% investment policy.

Response. The Fund intends to take into account exposures created by derivative instruments for purposes of its 80% investment policy in a manner consistent with Rule 35d-1 under the 1940 Act. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of its 80% investment policy. On the other hand, if a derivative creates an investment exposure equivalent to a cash investment in the underlying issuer equal to the derivative's notional amount, the Fund reserves the right to use that amount for purposes of its 80% investment policy. The Trust submits that such treatment is consistent with the SEC's statement in footnote 13 of the adopting release for Rule 35d-1 (Release No. IC-24828) that "[i]n appropriate circumstances" a fund could "include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket."

5.	Comment. Please consider whether broader pandemic and/or COVID-19 risk disclosure should be added to the prospectus in addition to the disclosure in the "Consumer Discretionary Sector Risk" relating to the impact of pandemics on companies specifically in the consumer discretionary sector.

Response. The Trust notes that the "Equity Market Risk" paragraph in the "Principal Risks" section discusses the impact of pandemics generally on the Fund and the securities and other investments in which the Fund invests. The Trust also notes that the "Equity Market Risk" paragraph in the "More Information about Risk" section discusses more specifically the impact of COVID-19 on the Fund and the securities and other investments in which the Fund invests. Accordingly, the Trust respectfully believes that its current risk disclosure adequately addresses the broader risks of pandemic generally and COVID-19 specifically on the Fund and its other investments outside of the consumer discretionary sector.

6.	Comment. In the response to Item 9 of Form N-1A, please include a more detailed discussion of the "Principal Investment Strategies" disclosed pursuant to Item 4 of Form N-1A, including more information about how the identified combination of principal strategies and instruments are used to inform the instruments in which the Fund may invest. In connection with this comment, the Staff refers the Trust to the related guidance provided by the Staff in IM Guidance Update No. 2014-08.

Alison White, Esq.

December 30, 2020

Response. In response to this comment, the "Principal Investment Strategies" disclosure has been revised to provide a more concise summary of how the Fund intends to achieve its investment objectives in response to Item 4(a) of Form N-1A. In addition, the "More Information about the Fund's Investment Objective and Strategies" section has been revised to provide a more detailed description of how the identified combination of principal strategies and instruments are used to inform the instruments in which the Fund may invest. The Trust believes that the Fund's disclosure as revised satisfies the requirements of Form N-1A and is consistent with IM Guidance Update No. 2014-08.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Very truly yours,

/s/ Brian T. London

Brian T. London

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